75


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934




                             GASPE MINERALS LIMITED
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)



           Nevada                              98-0338474
     ------------                              ----------
(State  or  Other  Jurisdiction  of    (I.R.S.Employer Identification  No.)
 Incorporation  or  Organization)

          1362  Green  Ave.
          Westmount,  Quebec,  Canada                       H3Z  2B1
-------------------------------------               ----------------
  (Address  of  Principal  Executive  Officer)            (Zip  Code)


                                    (514) 487-1493
                                    --------------
                              (Company's Telephone Number)


Securities  registered  under  Section  12(b)  of  the  Exchange  Act:   None

Securities  registered  under  Section  12(g)  of  the  Exchange  Act:


                         Common Stock, par value $0.001 per share
                         ----------------------------------------
                           (Title  of  Class)

                               TABLE  OF  CONTENTS






ITEM                                                                                PAGE
------------------------------------------------  -----------------------------------
                                                  PART I

  Glossary of Geological and Technical Terms . .                                       3

Item 1   .Description of Business                                                      8
Item 2    Management's Discussion and Analysis or Plan
.. . . . . . . . .  of Operation                                                       22
Item 3 .  Description of Property                                                     26
Item 4    Security Ownership of Certain Beneficial
    . . . . . . .  Owners and Management                                              27
Item 5    Directors, Executive Officers, Promoters and
.. . . . . . . . .  Control Persons                                                    29
Item 6 .  Executive Compensation                                                      31
Item 7 . .Certain Relationships and Related Transactions                              32
Item 8 . .Description of Securities                                                   34

                                                  PART II
          Market Price of and Dividends on the Company's
Item 1 . .Common Equity and Other Stockholders Matters                                36
Item 2 . .Legal Proceedings                                                           36
Item 3 . .Disagreement With Accountants and Financial Disclosure                      36
Item 4 . .Recent Sales of Unregistered Securities                                     36
Item 5 . .Indemnification of Directors and Officers                                   37

                                                  PART F/S
          Financial Statements                                                        39

                                                  PART III
Item 1 . .Index to Exhibits                                                           46
Item 2 . .Description of Exhibits                                                     46








                     DOCUMENTS  INCORPORATED  BY  REFERENCE

     Documents  incorporated  by  reference:     None

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS


Alteration - Any change in the mineralogical composition of a rock brought about by physical or chemical means.

Andesite  -  Fine  grained  intermediate  volcanic  rock.

Anomaly  -  Deviation  from  a  general  rule,  method,  or  analogy;  abnormal.

Base  metal  -  Any  of  the  more common and more chemically active metals; eg.
Copper

Basin - A natural depression of strata containing a coal bed or other stratified deposit.

Batholiths - A large, generally discordant plutonic mass that has more than 40 square miles of surface exposure and no known floor. Its formation involves magmatic processes.

Bed  -  A  deposit,  as  of  ore,  parallel  to  stratification.

Bedrock  -  The  solid  rock  underlying  superficial  formations.

Belt  -  Regional  surface  zones  along  which  mines  and  prospects  occur.

Bog - An area filled with decayed moss and other vegetable matter, spongy ground.

Boreal  -  Referring  to  the  northern  forests

Breccia - A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix

Chalcedony  -  A  fine-grained  or  cryptocrystalline  variety  of  quartz.

Chalcopyrite - The main copper ore, CuFeS2. A widely occurring mineral found mainly in veins.

Chert - A hard, dense, dull to semi vitreous, microcrystalline or cryptocrystalline sedimentary rock, consisting dominantly of interlocking crystals of quartz.

Clay  -  An  extremely  fine  grained  natural  earthy  material

Clayey - Pertaining to, largely composed of, or containing clay-size particles or clay minerals.

Crystal - Characterized by its definite internal structure and its external form.

Crystalline  -  Resembling  a  crystal;  clear,  transparent,  pure.

Core - A cylindrical section of rock, usually 5 to 10 cm in diameter and up to several meters in length, taken as a sample of the interval penetrated by a core bit and brought to the surface for geologic examination and/or laboratory analysis.

Deformation - A general term for the process of folding, faulting, shearing, compression or the extension of rocks as a result of various Earth forces.

Despositional  -  Act  or  process  of  depositing.

Dome  -  An  uplift  in  which  the  rocks  dip  gently  away in all directions.

Dunite  -  Peridodite  in  which  the  mafic mineral is almost entirely olivine.

Electromagnetic  -  Of,  pertaining  to  or  produced  by  electromagnetism.

Electromagnetism  -  Magnetism  developed  by  a  current  of  electricity.

En  Echelon  -  Wedge-shaped  glass  cells  used  in  absorption  of  light.

Facies - A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Fault - A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture.

Feldspar - Constitutes 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil.

Felsic  -  Term  used  to  describe  light  colored  rocks  containing feldspar.

Flat  -  Of  a mining lode, one less than 15 degrees from horizontal in its dip.

Flow - The plastic deformation of solids: flowage, solid flow; rock flowage; plastic flow.

Fountaining  -  Artificial  jetting  of  water.

GA  -  Billions  of  years  before  the  present.

Gabbro  -  A  course-grained  (plutonic)  dark  colored  igneous  rock.

Galena - The most important ore of lead found in hydrothermal veins and as a replacement mineral.

Geophysical surveying - The exploration of an area in which geophysical properties and relationships unique to the area are mapped by one or more geophysical methods.

Granite - A plutonic rock in which quartz constitutes 10% to 50% of the felsic components and in which the feldspar ratio is generally restricted to the range of 65% to 95%.

Granodiorite - A group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite.

Graywacke  -  old  rock  name  applied  to  a dark gray, coarse-grain sandstone.

Greenschist - A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.

Greenstone - A field term applied to any compact dark-green altered or metamorphosed basic igneous rock that owes it color to the presence of chlorite or epidote.

Grid  -  A  mapped  out  area  consisting of parallel wires displaying distance.

Group  -  A  group  (one  or  more)  Formations  of  approximately the same age.

Hydrothermal - Of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot acqueous solution.

Igneous rock - Rock formed by the solidification of molten material that originated within the Earth.

Intrusion - In geology, a mass of igneous rock that, while molten, was forced into or between other rocks.

Ironstone  -  Any  rock containing a substantial proportion of an iron compound.

Jasper  -  A  red  variety  of  chalcedony.

Kinematics - Science which treats motions considered in themselves or apart from their causes.

Komatiite  -  Magnesium-rich  ultramafic volcanic rock of high temperate origin.

Lacustrine  -  Pertaining  to,  formed  in,  growing  in,  or  inhabiting lakes.

Lapilli - Pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2mm and 64mm. The fragments may be either solidified or still viscous when they land.

Lithic  -  Said  of  a  medium-grained  sedimentary  rock.

Lithology - The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

Mafic - Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Magnetic - Pertaining to a mineral, object, area or locale possessing the properties of a magnet.

Magnetite  -  Major  minerals  in  banded  iron  formations.

Metamorphism - The mineralogical, chemical and structural adjustment of solid rocks to physical and chemical conditions that have generally been imposed at depth below the surface zones of weathering and cementation, and that differ from the conditions under which rocks in question originated.

Mineralization - The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Ore - The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably.

Ore body - A continuous, well defined mass of material of sufficient ore content, makes extraction economically feasible.

Orogenic  -  Process  in  which structures within mountainous areas were formed.

Outcrop - The part of the rock formation that appears at the surface of the ground.

Peridotite - A general term for a coarse-grained plutonic rock composed chiefly of olivine with or without other mafic minerals.

Plutonic rock - igneous rock formed deep within the Earth under the influence of high heat and pressure.

Pod  -  A  rudely cylindrical ore body that decreases at the ends like a potato.

Polarization  -  The  polarity  or  potential  near  an  electrode.

Pyrite  -  The  most  widespread  sulphide  mineral,  chemical  formula:  FeS2.

Pyrrhotite - A mineral, Fe1-xS, found in basic igneous rocks, pegmatites and contact metamorphic rocks.

Quartz - A form of silica occuring in hexagonal crystals or in crystalline masses.

Rhyolite  -  Fine-grained  to  glassy  light  colored  volcanic  rocks.

Sedimentary rock - A rock resulting from the consolidation of loose sediment that has accumulated in layers.

Sericitic - A white, fine-grained potassium mica occuring in small scales as an alteration product of various alluminosilicate minerals, having a silky luster, and found in various metamorphic rocks.

Sphalerite - The main ore of zinc, ZnS, found in metasomatic deposits with galena, hydrothermal vein deposits, and in replacement deposits.

Stratified  -  Formed,  arranged,  or  laid  down  in  layers.

Stripping - The removal of earth or non ore rock materials as required to gain access to the desired coal, ore, or mineral materials.

Sulfide  -  A  compound  of  sulfur  with  an  element.

Suite - A collection of rock specimens from a single area, generally representing igneous rocks.

Syenite - A ground of plutonic rocks containing alkali feldspar, one or more mafic minerals and feldspar.

Syntectonic - Geological process or event occurring during a period of orogenic activity.

Till - Dominantly unsorted drift deposited by and underneath a glacier without reworking by meltwater, and consisting of clay, silt, sand, gravel and boulders.

Trench - A narrow, shallow ditch cut across a mineral deposit to obtain samples or to observe character.

Tuff  -  A  general  term  for  all  consolidated  pyroclastic  rocks.

Turbidite - A sedimentary rock characterized by graded bedding, moderate sorting, well developed primary structures.

Ultramafic  -  Said  of  an  igneous  rock  composed  chiefly  of mafic minerals

Vein - A mineral filling of a fault or other fracture in a host rock, in tabular sheet like form, often associated with the replacement of the host rock.

Volcanic Rock - A generally finely crystalline or glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

Volcanism - The process by which magma and its associated gases rise in the crust and are extruded onto the Earth's surface and into the atmosphere.

Zone - A belt of earth materials characterized as distinct from surrounding parts by some particular property or conent.

The following conversion factors can be used to convert between imperial and metric measures that appear in this report:

     1  foot  (ft)  =  0.305  m  =  30.48  cm
     1  mile  (mi)  =  1.609  km
     1  acre  =  0.405  ha
     1  (short)  ton  =  0.907  tonnes  (t)
     1  (avdp)  ounce  (oz)  =  28.35  g
     1  (troy)  ounce  (oz)  =  31.103  g
     1  (troy)  oz/ton  =  34.286  g/t
     1  pound  (lb)  =  0.454  kg

                                     PART I

Gaspe Minerals Limited (the "Company") is filing this Form 10-SB on a voluntary basis to:

     1.   provide  current,  public  information  to  the  investment community;

     2. to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities, and

     3. to comply with prerequisites for listing of the Company's securities on NASDAQ.

FORWARD-LOOKING  STATEMENTS

     The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements made herein. One should not rely on forward-looking statements in this registration statement. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Without limiting the generality "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. These statements are based on the Company's beliefs as well as assumptions we made using information currently available to us.

     These forward-looking statements are made as of the date of this Registration Statement and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

ITEM  1.          DESCRIPTION  OF  BUSINESS

BUSINESS  DEVELOPMENT

     The Company was incorporated as a Nevada corporation on January 31, 2000. The executive offices of the Company are located at 1362 Green Ave., Westmount, Quebec, Canada, H3Z 2B1 (Tel: 514-487-1493).

     The Company has not been involved nor has been a party to any bankruptcy, receivership or similar proceedings.

     The Company has not been involved with any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since its inception.

BUSINESS  OF  THE  ISSUER

     The Company is engaged in the exploration of mineral properties. (see "Exploration of the DUPARQUET Claim"). It is the Company's intention to explore for gold or any other commercially mineable ore on its property. No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Company is purely an exploration company. There is no assurance that any ore body will ever be found and that the Company will have sufficient funds to undertake the exploration work required to identify an ore body.

     Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the OTC Bulletin Board or the newly introduced BBX Exchange.

     The Company owns one mineral property known as the 'DUPARQUET' Claim. It does not presently own any other mineral properties. The Company holds the rights to the minerals on the DUPARQUET property until September 16, 2004. The land itself is owned by the Province of Quebec (known as the "Crown").

     The claims were originally staked on April 26, 2000 but were allowed to lapse without any exploration being carried out on them. In July 2002 the Company re-staked the same claims and received on September 17, 2002 verification from the Quebec Minerals Department that the claims are in good standing until September 16, 2004.

     The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

     The Company has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

DESCRIPTION  OF  THE  BUSINESS

     In addition to exploring and developing, if warranted, its mineral property, the Company plans to seek out additional mineral properties either by way of purchase, staking or joint venturing. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

     Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

     All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION  OF  THE  DUPARQUET  CLAIM
     The Company retained John M. Siriunas, Professional Engineer of Milton, Ontario, to summarize the geology and mineral potential on its mineral claim near Rouyn-Noranda, Quebec. His report is dated November 1, 2001 and is summarized below. The mineral claim was "staked" on April 26, 2000 by a professional staker on behalf of the Company and named "DUPARQUET".

     The Claim covers 10 metric units (493.5 acres) located within Abitibi Ouest District of northwestern Quebec, 24 miles north of the city of Rouyn-Noranda, Quebec.

     "Staking" of a claim is the method used by the Ministry of Natural Resources for the Province of Quebec in verifying title to the minerals on Crown property. The individual staking a claim, known as the "staker" inserts a post or stake into the ground of unstaked property and defines this post as the corner post or "identification" post. A serial pre-numbered tag, purchased from the Department of Natural Resources, is affixed to the post and the date and time of inserting the post into the ground is recorded on it as well as the proposed name of the Claim. The staker is required to walk a line in one direction from the stake and another line at 90 degree angle from the original walk starting at the corner post. The lines are walked for approximately 1500 feet. Upon completion of these two walks the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a 4-foot Post Mineral Claim form and filed with the Department of Natural Resources.

     The Company has not identified any other mineral properties for staking and, therefore, has only the DUPARQUET property. It is the intention of management to identify other properties of merit in the future but to date none have been identified.

PROPERTY  LOCATION  AND  DESCRIPTION

LOCATION

     The DUPARQUET property is located in the Abitibi Ouest District of northwestern Quebec. The property area lies within NTS 32D/11. The block of claims, referred to in "property description," is approximately centered on 637726E and 5378783N or 4832'49" N latitude and 7908'02" W longitude. The magnetic declination in the region is approximately 13 West.

DESCRIPTION

     The property comprises of five (5) unpatented mining claims in one contiguous block. The relevant claims are numbered:





 Claim   Claim         Lot       Number of
Number   Name         Number    Municipality      Acres
-------  -----------  ------  ----------------  ----------
5255351    Rang IX .  Lot 49  Canton DUPARQUET  98.7 acres
5255352    Rang IX .  Lot 48  Canton DUPARQUET  98.7 acres
5255353    Rang IX .  Lot 47  Canton DUPARQUET  98.7 acres
5255354    Rang VIII  Lot 47  Canton DUPARQUET  98.7 acres
5255355    Rang VIII  Lot 48  Canton DUPARQUET  98.7 acres




And total 493.5 acres. As described above, these claims are located in Canton DUPARQUET in Rouyn-Noranda Mining District. The claims were registered on April 26, 2000 and are in good standing, due to having been re-staked in July 2002, until September 16, 2004. The claims are registered wholly in the name of Gaspe Minerals Limited. The western boundary of the claim block ties on, in part, to a mining concession that includes the past-producing Hunter Mine.

ACCESSIBILITY,  CLIMATE  AND  LOCAL  RESOURCES

ACCESSIBILITY

The DUPARQUET property area is located approximately 24 miles north of the center of the City of Rouyn-Noranada. The property is accessible by a gravel road that follows the range line between Rangs VIII and IX heading eastward from Hwy. 393 at a point north of the Town of DUPARQUET. This road terminates at the site of the past producing Hunter Mine in Lot 46 Rang IX; the claims can be reached on foot from this point. An alternate method of access to the claims is by ATV trails that lead south from the road along the range line between Rang IX and Rang X.

CLIMATE

The DUPARQUET property area lies within the Abitibi Plains ecoregion of the Boreal Shield. The following descriptions are derived largely from the work of the Ecological Stratification Working Group.

The region is classified as having a humid mid-boreal ecoclimate. The property area is located 16 miles to the south of La Sarre, Quebec, for which extensive climatic records are available from Environment Canada. At La Sarre the average mean annual temperature is 32 Fahrenheit. The average daily temperate range in summer is from 48 to 74 Fahrenheit while in winter the average range is from -10 to 10 Fahrenheit. Average yearly precipitation for the area is 2.8 feet and the month-end snow cover is deepest in February with an average 1.9 feet.

LOCAL  RESOURCES

The land cover is characterized by stands of white spruce, balsam fir, birch and poplar. Drier sites may have pure stands of jack pine or mixtures of jack pine, birch and poplar. Wetter sites support black spruce and balsam fir.

The landscape is dominated by fine-textured, level to undulating lacustrine deposits. Intermixed within these deposits are bedrock outcrops and organic deposits. Domed, flat, and basin bogs are the characteristic wetlands found in over 50% of the ecoregion. Gray Luvisols and Gleysols found on the clayey lacustrine and loamy tills are the dominant soils in the ecoregion.
Characteristic wildlife includes moose, black bear, lynx, snowshoe hare, caribou, wolf, and coyote. Bird species include sharp-tailed grouse, American black duck, wood duck, hooded merganser and pileated woodpecker. Foresty, mining and tourism are important land uses in the region; at least one licensed hunting camp was observed to be present on the property. There are some low-intensity beef grazing operations scattered throughout the lacustrine clay plains.

All the amenities and the infrastructure that are necessary to develop a successful mine, including power, transportation, skilled labor, plus the nearby availability of custom milling and smelting operations, are present in northwestern Quebec.

PREVIOUS  WORK

GOVERNMENT  SURVEYS

The geology of the region was investigated in the early part of the 20th century by the Geological Survey of Canada. Mapping of parts of the area by the Quebec Government was carried out by B. Lee in 1950. Geological and geophysical compilations of the region have recently been completed by the Quebec Government.

EXPLORATION  WORK

Base metal and silver mineralization is reported to have been discovered on the DUPARQUET property in 1930 by the diamond drilling of geophysical targets. John Siriunas suggests that this date may be in error as it occurs twelve years prior to the discovery, by prospecting, of mineralization on the adjacent Hunter Mine property. Lee reported that the area received prospecting attention but provides no specific information with regard to those activities.

Significant exploration work in area as reported by the Ministere des Ressources Natuarelles due Quebec ("MRNQ") is summarized as follows:

- PARAQUET MINES LTD. carried out work on the property (Lots 47 to 50 Rang IX) in 1962. Pyrite mineralization with local sphalerite, chalcopyrite and galena was found to be hosted by rhyolite breccia. The results were considered to be interesting but erratic. Copper values were highest in the western part of the area (Lot 47) while higher zinc values were present in the east (Lot 49 and 50);

- DUQUESNE MINES LTD. carried out diamond drilling in Lots 58 and 61 of Rang IX for gold in 1947;

- PARKWAY MINES LTD. carried out diamond drilling in Lot 61 Rang VIII for base metals in 1955;

- RED BARK MINES LTD. carried out a program of diamond drilling in Lot 43 Rang IX for base metals in 1955; and

- WINDWARD GOLD MINES LTD. carried out diamond drilling for base metals in Lots 42 and 43 Rang IX in 1955.

EXPLORATION NORANDA LTE . Carried out a program of exploration over the present property and vicinity in 1990 and 1991. While pulse EM geophysical surveying failed to detect any anomalies over the current property, an induced polarization anomaly was found to be present along the boundary with the Hunter Mine mining concession. Diamond drilling intersected interesting values of mineralization.

On the order of 30 diamond drill holes have been put down on the property over the years.

There are no indications that recent field work has been carried out on the Duparquet property.

OTHER  WORK

As previously mentioned, the western boundary of the claim block ties onto mining concession that covers the past-producing Hunter Mine. BEATTIE-DUSQUESNE MINES LTD. produced 1,000 tons of copper and 1730 pounds of silver from 117,000 tons of ore grading 0.99% Copper in 1957 and subsequent exploration at the mine site presumably its vicinity includes diamond drilling by KERR ADDISON MINES LTD. in 1969. Current reserves at the mine are reported to be 209,000 tons of proven and probable ore grading 1.06% Copper.

GEOLOGY

REGIONAL  GEOLOGY

The Duparquet property area is located within the central part of the Abitibi Subprovince of the Superior Structural Province of the Canadian Shield. The subprovince ("greenstone belt") is composed of four cycles of volcanic and sedimentary rocks approximately 2.7 Ga in age with gabbro, tonalite, granodiorite and syenite intrusions occurring in pre- to post-kinematic suites. Most rocks have been metamorphosed to greenschist facies. Regional multi-phase deformation affects the pre to syntectonic rocks of the belt and the presence of major regional faults and/or deformation zones is noted.

PROPERTY  GEOLOGY

Hunter  Mine  Group

The Hunter Mine Group ("HMG") forms the upper portion of the second cycle of volcanism within the Abitibi belt. This group may be correlative with the Kidd Creek rhyolites in the Timmins area of Ontario.

The HMG comprises a sequence of southward-younging felsic flow breccias, agglomerate, tuff and graywacke. Despositional units comprising upward-fining sequences of massive breccia through stratified lapilli tuff and turbiditic tuff and lapilli tuff are inferred to be the result of subaqueous fountaining eruptions. Minor mafic flows, chert-jasper-magnetite ironstone and sulphide exhalites accompanied by hydrothermal alteration occur near the top of the volcanic sequence. Airborne Electromagnetic ("EM") anomalies appear to be coincident with some of these units upper units.

Rocks of the HMG form an extensive ridge of outcrop in the north central part of the Duparquet property; the view in Plate 2 was afforded by this high ridge of outcrop. This semi-continuous area of outcrop is estimated to cover about 8.6 acres and is centered about 637670E, 5379850N. The nature of the lithologies present throughout this area was observed to be felsic lithic and (quartz) crystal lapilli tuffs (Plates 6 and 7). Additional isolated outcrops of similar lithology were observed by Mr. Siriunas during his reconnaissance of the property.

Kinojevis  Group

Further to the west of the property area tholeiitic basalts, basaltic komatiites and elongated coarse-grained bodies of gabbro, peridotite and dunite of the Stoughton-Roquemaure Group disconformably overlie the HMG volcanics. The grabbros can intrude the underlying HMG or contain chert and jasper fragments derived from HMG ironstones. However, in the immediate vicinity of the property the HMG volcanics are unconformably overlain by magnesium - and iron-rich tholeiites and tholeiitic andesite of the Kinojevis Group. Contact between the Kinojevis Group and the HMG is fault controlled. Deformation along this sub vertical fault is particularly strong within the felsic rocks of the HMG.

In the Duparquet property area andesitic volcanics of the Deguisier Formation forms the lowest member of the Kinojevis Group. The Deguisier Formation underlies most of the southern part of the Duparquet property. It was observed by the author to outcrop on the property.

Poularies  Batholith

The Poularies Batholith is a member of a suite or syn- to late-tectonic batholiths of tonalitic, leucotonalitic and granodioritic composition that are found in the center of volcanic complexes within the western part of the Abitibi belt. The Poularies Batholith has a relatively sharp, though cuspate, contact with the HMG.

ECONOMIC  GEOLOGY

REGIONAL  MINERAL  OCCURENCES

A variety of metallic mineral deposits have been exploited in the mining camps of northwestern Quebec since the early 1900s. This mineral production has, to date, been concentrated within eight geologic domains: Rouyn-Noranda, Cadillac-Malrtic, Val-D'Or, Caopatina, Chibougamau, Matagami, Casa Berardi-Joutel and Normetal.

The Duparquet property area happens to lie outside the boundaries of these aforementioned lithotectonic domains; however, this is not considered as a negative feature given the presence of known mineral occurrences in the vicinity of the property and possible correlative stratigraphy with the giant Kidd Creek volcanogenic massive sulphide deposit located at Timmins, Ontario.

Hunter  Mines

Copper and silver mineralization at the Hunter Mine occurs within steeply-dipping east-west trending "en echelon" lenses within an area 1400 feet long, 33 feet wide and extending to a depth of 300 feet. Disseminated chalcopyrite and pyrite with silver and gold occur within a stockwork of quartz veins within sheared and fractured felsic tuffs. These felsic volcanics, of course, form the "type" locale for rocks of the Hunter Mine Group. Alteration consists of silicification, epidotization, chloritization and carbonatization.

Large pods and veins of quartz are observed to become more abundant as one approaches the vicinity of the deposit.

Structural controls (fractures and shearing related to the Lyndhurst Fault Zone) are described as being important to the genesis of the deposit though it is likely that the deposit could represent the root or stockwork zone underlying a typical VMS deposit.

There does not appear to be a response to mineralization at the Hunter Mine exhibited in the results of the airbourne EM survey.

Aunorex  91-3

Diamond drilling by Exploration Noranda Lte . At 639536E, 5379030N intersected chalcopyrite - and pyrite-bearing porphyritic rhyodacite that returned 0.55% Copper and 0.17 ounces Silver/ton.

Aunorex  92-7

Diamond drilling by Exploration Noranda Ltee. At 641471E, 5379180N intersected a carbonatized and sericitized rhyolitic breccia with 10% pyrite and 8%
chalcopyrite  that  ran  4.04%  Copper  and  1.1  ounces  Silver/ton.

PROPERTY  MINERALIZATION

A number of diamond drill intercepts of copper, zinc and silver mineralization are known to be present on the Duparquet property. None of the known mineralization has been observed in outcrop on the property.

Many of these known intersections included 0.76% Copper over 55 feet; 0.93% Copper over 10 feet; 1.3% Zinc over 10 feet; and 2.2% Copper, 0.7 ounces Silver/ton over 9 feet. Drilling by Exploration Noranda Lte . Also intersected values of 1.8% Copper, 0.55% Zinc, 0.8 ounces Silver/ton over 3 feet and 0.89% Copper, 0.44 ounces Silver/ton over 3.3 feet in hose PA-91-3. All the known mineralization appears to occur along the presumed eastern strike extension of Hunter Mine within the north central part of Duparquet property and is hosted by felsic pyroclastic rocks of the Hunter Mine Group. Pyrite, chalcopyrite, sphalerite and some galena are described as occurring in massive, semi-massive and disseminated form. Carbonate alteration accompanies the mineralization.

CONCLUSIONS

The following conclusions, based on the material presented within Siriunas' report are made regarding Gaspe Minerals Limited's Duparquet property:

1. The property area is underlain by Archean age (2.7 Ga) rocks of the Abitibi Subprovince of the Superior Structural Province of the Canadian Shield.

2. The Hunter Mine Group ("HMG"), a sequence of felsic pyroclastic rocks, underlies much of the property area. These rocks are in fault contact with tholeiitic andesite of the Kinojevis Group that underlies the southern part of the property. Deformation along the Lyndhurst Fault Zone which forms this contact is particularly reflected in the HMG;

3. The felsic volcanics of the HMG are considered to provide a favourable geological environment for the formation of deposits of volcanogenic massive sulphides ("VMS"). The rocks of the HMG are thought to be correlative with the felsic volcanic rocks that host the giant Kidd Creek mine in Timmins, Ontari;

4. Mineralization at the adjacent Hunter Mine, which was briefly exploited in 1957 for copper and silver, is reminiscent of the stockwork-type mineralization that might occur in the root zone of the VMS deposit;

5. Significant massive, semi-massive and disseminated sulphide mineralization has been intersected by diamond drilling on the Duparquet property; the prospect is historically referred to as the Parquet-Ouest occurrence. Up to 1.3% Zinc over a width of 10 feet and 2.2% Copper and 0.7 ounces Silver/ton over a width of 9 feet are reported. A total of around 30 drill holes has been put down on the property; and

6. Overall there appears to be the potential for locating economic mineralization on the Duparquet property. The main target would be a single massive or stacked massive sulphide bodies within a typical VMS system that has probably been structurally modified due to deformations associated with the Lyndhurst Fault Zone. A secondary target could be an extension of the Hunter Mine mineralization onto the property especially where an induce polarization anomaly is reported to be present along the boundary between the two properties.

RECOMMENDATIONS

The  following  recommendations  are  made  to  explore  the Duparquet property:

1. A comprehensive compilation of all the previous work reported from the property should be assembled. Given the size of the property the compilation could be carried out effectively at a scale of 1:500. This work should include any records available with respect to the Hunter Mine property to closely study the nature and orientation of the mineralization there;

2. The northern portion of property should be covered by linecutting to provide spatial control for proposed geophysical and geological surveying. At a line spacing of 165 feet, a total of 13 miles of line should adequately cover what is believed to be the most important part of the property.

3. Geophysical surveys should include magnetometer, VLF-EM, HLEM and induced polarization surveys. The result of these surveys will 1) assist in the mapping of the property; 2) attempt to identify the existence of major structures; 3) attempt to locate zones of massive conductive mineralization and 4) attempt to locate zones of disseminated and/or zinc-rich mineralization. Much of this work could be carried out as a winter program though it is preferred that linecutting should be carried out before any major accumulation of snow occurs. The new surveying should be compared with any existing survey data to create an up-to-date geophysical database for the property;

4. Geological mapping and geochemical sampling should be carried out over the grid. An attempt to locate and tie-in previous grid, claim post and diamond drill collar locations should be made: this information will assist in refining the compilation of all past and current work over the property. GPS surveying using differential corrections should be employed to accurately locate such features;

5. Stripping, trenching and sampling should be carried out in areas where mineralization occurs on surface or where it is thought to sub crop. Whole rock analyses and trace elements analyses should accompany all sampling on the property; and

6. Once all the geological and geophysical information is compiled, a program of diamond drilling should be undertaken to provide an aspect of geological and geochemical information in the third dimension. It is anticipated that this program will also provide an opportunity to confirm the results of the previous diamond drilling and add information regarding the actual distribution of base metal mineralization on the property. While not specifically budgeted, consideration should be given to the following-up this initial phase of diamond drilling with a program of down-hole geophysical surveying.

A  proposed  budget for a multi phase program of exploration work is as follows:





PHASE Ia
Exploration compilation . . . . . . . . . . . . . . . .                          $  6,500

PHASE Ib
Line Cutting. . . . . . . . . . . . . . . . . . . .      13.6 miles @ $360/mi.      4,861
Geophysics
     Magnetics, VlF-EM. . . . . . . . . . . . . . . . .  13.6 miles @ $180/mi.      2,448
     HLEM . . . . . . . . . . . . . . . . . . . . . . .  12.5 miles @ $180/mi.      2,250
     IP . . . . . . . . . . . . . . . . . . . . . . . .  12.5 miles @ $1,550/mi.   19,375
     Geophysical consulting, modeling and interpretation                            3,225
     Subtotal. . . . . . . . . . . . . . . . . . . . . . .                         38,694

PHASE Ic
Geology, prospecting, trenching
       Mapping, prospecting, sampling . . . . . . . . .                            12,900
       Equipment, supplies, consumables . . . . . . . .                             3,225
       Geochemcial analyses . . . . . . . . . . . . . .                             3,225
       Reporting, interpretation. . . . . . . . . . . .                             3,225
  Subtotal. . . . . . . . . . . . . . . . . . . . . . .                            22,575


PHASE II
Diamond Drilling. . . . . . . . . . . . . . . . . . . .  3,300 feet @ $21/foot     69,300
                                                         Subtotal.                130,569
                                                         Contingency               20,000
                                                         GST                        9,645
                                                                               ----------
                                                         TOTAL                  $ 160,214
                                                                              ===========




ACCOMMODATIONS  FOR  THE  EXPLORATION  CREW

     While in the exploration phase, the crew of the Company will be living in tent facilities in proximity to the DUPARQUET claim or stay in the town of Kirkland Lake; approximately 50 miles south of the claims.

RECENT  EXPLORATION  WORK  BY  THE  COMPANY  ON  THE  DUPARQUET  PROPERTY.

     There has been no recent exploration work by the Company on the DUPARQUET property.

RISK  INHERENT  IN  MINERAL  PROPERTIES

     These risks, including the risk that we may have to cease operations, could result in the shareholders losing all or part of their investment. The
Registrant  and  its  shareholders  are  aware  of  the  following  risks.

1.     FORWARD-LOOKING  STATEMENTS

The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements made herein. One should not rely on forward-looking statements in this registration statement. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Without limiting the generality "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. These statements are based on the Company's beliefs as well as assumptions we made using information currently available to us.

2.     QUALIFICATION  ON  GOING  CONCERN  BY  THE  AUDITORS

The Company's auditors, in the audited financial statements attached to this Form 10-SB, has qualified their audit opinion on whether the Company will be able to raise sufficient funds to complete its objectives and, if not, indicates that the Company might not be able to continue as a going concern. Without adequate future financing the Company might cease to operate.

3.     NO  KNOWN  ORE  BODY

The DUPARQUET claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search for ore. An ore body may never be found on the property.

4.     EXPENDITURES  MAY  NEVER  FIND  AN  ORE  BODY

There is no certainty any expenditures made in the exploration of the Duparquet claim will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

5.     FUNDS  FOR  EXPLORATION  MIGHT  NOT  BE  AVAILABLE

Resource exploration is a speculative business in that a company might not be able to raise any funding subsequent to the initial capital.

6.     INSIGNIFICANT  MINERAL  DEPOSIT

The Company might discover a mineral deposit which might not be the size and grade to ensure profitability when mined. It requires a certain number of tones and grade of the ore to ensure profitable operations and if these two factors are not present the Company will not be able to proceed.

7.     MARKETING  FACTORS  BEYOND  THE  CONTROL  OF  THE  COMPANY

The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Company. For example, fluctuations of the price of gold and silver, the nearest to the claim of milling facilities, governmental regulations, cost of labor and equipment, taxes and quotas on production and selling, etc. Any of these factors will have an impact on the Company's operations and its profitability.

8.     COMPETITION  WITHIN  THE  MINING  INDUSTRY

Competition within the mining industry is very competitive. The Company will have to compete with other companies who are better known and have more available funds. The Company might find it difficult to obtain financing or stake additional properties of merit or to commence its exploration program.

9.     MINING  PERSONNEL

The exploration business is highly competitive and fragmented. The Company's success will depend on its ability to attract talent from the mining industry. This may not be possible if competition for key personnel is high in this region.

10.     MINING  INVOLVES  A  HIGH  DEGREE  OF  RISK.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

11.     ENVIRONMENTAL  CONCERNS

Prior to commencing mining operations on any of its properties, the Company must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Province of Quebec has enacted statutory provisions to protect the Crown's property. The Company might be liable for pollution if it does not adhere to the requirements of the governmental provisions of the province. Environmental concerns relate to the use and supply of water, the animal life in the area, fish living in the streams, the need to cut timber and removal of overburden; being the soil above the hard rock. No building or fixtures of any form can be erected without the prior approval of the district inspector for the Province. The cost and effect of adhering to the environmental requirements are unknown to the Company at this time and cannot be reasonably estimated.

12.     TITLE  TO  THE  CLAIM.

While the Company has obtained the usual industry standard title reports with respect to the DUPARQUET claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolving of a dispute may result in the loss of all of such property or a reduction in the Company's interest therein.

13.     WEATHER  INTERRUPTIONS

Weather interruptions may affect and delay the proposed exploration program. Heavy rain and snow fall can make access to the claim impossible. With deep snow cover in February, up to two feet, the Company would unable to conduct a successful exploration program.

14.     CONFLICT  OF  INTEREST

Some of the Directors of the Company are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Company cannot insure that it will receive fair and equitable treatment in every transaction.

15.     NO  SURVEY  HAS  BEEN  PERFORMED

The DUPARQUET claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

16.     LACK  OF  EMPLOYEES

Currently, the Company has no full-time employees. The management will conduct administrative work up to a maximum of 25 hours a month. The Company may not have the funds necessary to hire additional personnel for the exploration of the DUPARQUET claim.

17.     CONCENTRATION  OF  OWNERSHIP  BY  MANAGEMENT.

The management of the Company, either directly or indirectly, owns 5,000,000 shares representing 36.32% of the issued shares. It might be difficult for any one shareholder to solicit sufficient votes to replace the existing management. Therefore, any given shareholder may never have a voice in the direction of the Company.

18.     MINING  EXPERIENCE  BY  MANAGEMENT

None by the management of the Company has had any mining experience and hence the Company will have to rely upon paid consultants to ensure the development of its mineral claims.

OTHER  MINERAL  PROPERTIES

     The Company has not found any other mineral properties either for staking or purchasing but will seek other mineral properties during spring of 2003 so to diversify its holdings. The Company does not presently have the financial capacity to undertake a large staking program. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Company's shares. The Company has no intentions of purchasing for cash or other considerations any mineral properties from its officers and/or directors.

PRINCIPAL  PRODUCTS  AND  THEIR  MARKETS

     Principal products of the Company in the future will be gold and silver mined from the DUPARQUET claim if the Company is able to locate a mineable ore body. As indicated under "Risk Factors" above this might never occur and the Company might cease to be a viable concern.

DISTRIBUTION  METHODS  FOR  THE  PRODUCTS  OF  THE  COMPANY

     The Company has given no consideration to the method or methods of distribution to be used if it is able to discover a viable ore body on its mineral claim. When this occurs the Company will engage the services of consultants who are experts in the distribution of minerals to determine the most efficient method available to it.

NEW  PRODUCTS  OR  SERVICES

     The Company has made no public announcements regarding new products since it is not at the stage yet to have discovered any mineral on its property due to being in purely the exploration stage. In fact, to date the Company has not undertaken any exploration on its mineral claims and has merely re-staked the claims to maintain them in good standing.

COMPETITION

     In Canada there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit and availability of funds. The Company will have to compete against such companies to acquire the funds to develop its mineral claim. The availability of funds for exploration is sometimes limited and the Company might find it difficult to compete with larger and more well-known companies for capital. Even though the Company has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claim in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claim might lapse and be staked by other mining interests. The Company might be forced to seek a joint venture partner to assist in the development of its mineral claim. In this case, there is the possibility that the Company might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

     Even when a commercial viable ore body is discovered, there is no guarantee that competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Company's ability to process its ore and eventually market it. At this point in time the Company does not have any contractual agreements to refine any potential ore it might discover on its mineral claim.

     The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent  on  the  Company's  ability  to attract talent from the mining field.
There is no assurance that the Company's mineral expansion plans will be realized.

SOURCES  AND  AVAILABILITY  OF  RAW  MATERIALS

     The Company does not have available to it any sources of raw materials since it is in the exploration stage and does not require any raw materials from outside suppliers. In the future it might require raw materials such as cement, wood and sand to commence production of its mineral claims. Such raw materials are easily obtainable by the Company from local suppliers. If no ore body is found on the DUPARQUET mineral claim there will be no requirements for raw materials.

DEPENDENCE  ON  ONE  OR  A  FEW  MAJOR  CUSTOMERS

     The Company does not have any customers and may never have any customers if its mineral claim does not have an ore body on it.

AMOUNT  SPENT  ON  RESEARCH  AND  DEVELOPMENT

     The Company has not spent any money on research and development since its inception.

MINING  REGULATIONS

     The Company has to adhere to the Mines Act of Quebec. The Mines Act is a piece of legislation enacted by the Quebec provincial government laying out the regulations in regards to mining - exploration, development and production. The Company does not expect to cease operations due to any costs associated with adhering to the Mines Act.

COST  AND  EFFECT  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS

     Cost and effects of compliance with environmental laws in Quebec during the exploration stage is not a concern since no work program will be undertaken unless it adheres to the requirements of the Ministry of Mines for the Province of Quebec. The compliance with environmental laws will be of concern to the Company if and when a decision is made to mine a proven ore body. This might never occur.

EMPLOYEES

     As at September 30, 2002, the Company did not have any employees either part time or full time. Initially the Company does not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions.

     The executive officers identified the Duparquet claim, incorporating the Company, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers without any compensation. The Company has given recognition in the financial statements for the period ended December, 2001 to this contribution by expensing $6,000 for services of its President and crediting a similar amount to capital in excess of par value. This amount will never be paid in cash or shares either now or in the future.

     The Company is not a party to any employment contracts or collective bargaining agreements. The Quebec area has a relatively large pool of people experienced in exploration of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. Initially the Company will use independent workers and consultants on a part time basis.

REPORTS  TO  SECURITY  HOLDERS

     Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status of a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

     The public may read and copy any material of the Company's files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

ITEM  2.          MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN OF OPERATION

     The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Company's mineral property may differ from the recommended work program as set forth in the geological report dated November 1, 2001 by John M. Siriunas, Professional Engineer. Factors that could cause the work program to differ are described throughout this Form 10-SB.

PLAN  OF  OPERATION

     To  date  the  Company  has  concentrated  on  the DUPARQUET claim.  In the future, the Company will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. With the absence of such financing in the next twelve months, the Company may be unable to put its plans into effect.

     During the next twelve months the Company will require the following funds to maintain itself in good standing:





Accounting and auditing - Form 10-KSB and 10-QSBs.  $5,450
Bank Charges . . . . . . . . . . . . . . . . . . .     200
Office and miscellaneous expenses. . . . . . . . .   1,000
Transfer agent's fees. . . . . . . . . . . . . . .   1,200
                                                    ------

      Estimated expense for the next twelve months  $ 7850
                                                    ======




     The Company currently does not have the above noted funds to satisfy its cash requirements for the next twelve months and therefore will have to rely upon its directors and officers to make advances to the Company or seek other methods of obtaining financing. This can be done by either having the directors guarantee a working capital loan with a financial institution or sell additional common shares. There is no certainty that either of these solutions will be successful.

     The Company will not undertake any product research and development in the near future and might never have to do so.

     The Company does not intend to purchase or sell any plant or significant equipment.

     The number of employees working for the Company will not increase. The directors and officers of the Company will be continue to carry out the administrative work for the Company. At the commencement of further exploration work on the DUPARQUET property, the Company will hire mining consultants to carry out the exploration work on the property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

     As at June 30, 2002, the Company had $3,024 of assets, and $7,631 of liabilities. The cash equivalent as at June 30, 2002 was $3,024.

     The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the DUPARQUET claim and has made no commitments to acquire any asset of any nature.






                                        For the six      For the      For the
                                         months ended   year ended   year ended       Since
                                           June 20        Dec 31       Dec 31     Inception to
                                            2002         2001          2000       June 30, 2002
                                         -----------  -----------  -------------  --------------
Auditing and Accounting             (i)  $       950  $     2,450  $         450  $        3,850
Bank charges. . . . . .            (ii)           33           74             72             179
Consulting. . . . . . .           (iii)            -        8,353          5,167          13,520
Geology reports . . . .            (iv)            -        3,187            666           3,853
Incorporating costs . .             (v)            -            -            685             685
Management fees . . . .            (vi)        3,000        6,000          6,000          15,000
Office. . . . . . . . .           (vii)            -          315            348             663
Rent. . . . . . . . . .          (viii)          600        1,200          1,200           3,000
Staking . . . . . . . .            (ix)            -            -          1,667           1,667
Telephone . . . . . . .             (x)          300          600            600           1,500
Transfer agent's fees .            (xi)          118        1,529          2,381           4,028
Travel. . . . . . . . .           (xii)            -            -          2,052           2,052
                                         -----------  -----------  -------------  --------------

Total . .              . . . . . . .  $        5,001  $    23,708    $    21,288   $      49,997
                                      ==============  ===========    ===========    ============




(i)     Accounting  and  auditing  -  $  3,850

Since inception the Company has engaged the services of an accountant to prepare the annual accounts for the fiscal year ended December 31, 2000 and 2001 and for the six months ended June 30, 2002. The financial statements for the year ended December 31, 2001 were submitted to the auditors for their examination and the financial statements for the six months ended June 30, 2002 were submitted to them for their review. Both these financial statements are an integral part of this Form 10-SB.

(ii)     Bank  charges  -  $  179

The Company has only one bank account and the above amount represents the monthly service charges since the account was first opened on behalf of the Company.

(iii)     Consulting  -  $  13,520

The Company incurred independent consulting fees for the preparation of various administrative documents including Directors' Consent Resolutions, Treasury Orders, By-laws, share subscription agreements, applications for ID numbers, Employer Identification numbers, and other documents required by the directors. In addition, the Company engaged the services of an independent consultant to seek out other mineral properties in Canada and Mexico. No other mineral properties of merit were identified.

(iv)     Geology  report  -  $  3,858

The Company engaged the services of an independent geologist to undertake the preparation of a report on the mineral claim. This report was not received by the Company and it was required to engage the services of John Siriunas to prepare the geological report which forms the basis of this Form 10-SB.

(v)     Incorporation  costs  -  $  685

The Company has adopted the policy of writing-off as a current expense the cost of incorporation rather than carry it as an asset and amortize it over the life of the Company.

(vi)     Management  fees  -  $  15,000

The Company has not paid any compensation to its officers and directors for the services they perform on behalf of the Company. Nevertheless, the Company realizes there is a cost for the directors and officers to undertake various services for the Company and has given recognition to this service by accruing $500 a month as management fees. For accounting purposes, the Company has expensed management fees monthly and credited Capital in Excess of Par Value under the Shareholders' Equity section of the Balance Sheet. The directors have agreed that these management fees will not be paid in cash or share either now or in the future.

(vii)     Office  -  $  663

Office expenses represent the normal costs incurred for photocopying, delivery and facsimile.

(viii)     Rent  -  $  3,000

The Company does not pay rent for the use of the residential premises of its President but realizes that normally a company would incur rental charges each month for running its business. Therefore, the Company has set up a rental expense of $100 a month which, similar to management fees, has been expensed during the year with an offsetting credit to Capital in Excess of Par Value. No compensation will be paid in future years, in either cash or shares, for the rent paid either currently or in the past.

(ix)     Staking  -  $  1667

The Company engaged the services of George Fournier, professional staker, to stake the Company's mineral claims located in Canton Duparquet, Quebec, Canada in March 2000.

(x)     Telephone  -  $  1,500

Presently the Company does not have its own telephone line but will be obtaining a number once it commences its exploration activities. To reflect the cost of a telephone, the Company has accrued $50 a month as an expense and credited a similar amount to Capital in Excess of Par Value.

(xi)     Transfer  agent's  fees  -  $  4,028

The Company uses as its transfer agent Nevada Agency & Trust Company located in Reno, Nevada. The annual charge from the transfer agent is $1,200 with $15 require for each share certificate printed. Since the Company was inactive regarding transferring of shares for 2002 no annual charge was required. The charges for the fiscal year ended December 31, 2000 represented the annual fee, obtaining a CUCIP number and printing of the share certificates whereas the fees for the fiscal year ended December 31, 2001 represented annual fee and payments made by the transfer agent on behalf of the Company to the State of Nevada. The fees for the six months ended June 30, 2002 represent interest owed on amounts due to the transfer agent of $1,372.

(xii)     Travel  -  $  2,052

The Company incurred certain travel expenses relating to shareholders' matters and the acquisition of its mineral claim.

FUTURE  FINANCIAL  CONDITIONS

The Company currently does not have available funds to enable it to explore its mineral claim and meet its ongoing obligations to remain as a going concern. Its present indebtedness is $7,631 representing $2,200 accrued to the auditors, $1,650 owed to the accountant, $1,372 owed to the transfer agent, various office expenses in the amount of $221 and advances of $2,187. To offset this amount owed the Company only has $3,024 in the bank. To raise money in the future the Company will have to consider the following ways:

i.     Advances  for  its  officers  and  directors;

ii. Having the officers and directors guarantee a loan from a financial institute; or

iii. Issue more common shares to its present shareholders or to new shareholders.

The Company is planning on becoming a quoted public company once it has responded to all comments put forth by the United States Securities and Exchange Commission on this Form 10-SB. When there are no further comments, an application will be made through a market maker for a quotation on the OTC Bulletin Board or the newly formed BBX Exchange. Once a quotation is received for the Company's shares, the directors feel it might be easier for the Company to seek investment capital from the public. There is no assurance this will be the case.

TRENDS  WHICH  MIGHT  EFFECT  THE  SHORT-TERM  AND  LONG-TERM  LIQUIDITY

The directors realize that present market conditions are not favorable to raising equity capital due to a worldwide decline in the stock market prices generally. If the situation does not improve over the next year the Company might not be able to raise any funds from the investing public and might cease to be a going concern.

COMMITMENTS  FOR  CAPITAL  EXPENDITURES

The Company has no commitment for any capital expenditures and does not know of any which will be required over the next several years.

FUTURE  INCREASES  IN  COSTS

Once the Company commences its exploration activities, the expenses will increase significantly over the prior years. This is due to the Company having to engage the services of consultants to undertake its exploration activities on its mineral claim. At the present time, management does not know what costs will be incurred other than as set forth by John Siriunas in his geological report as summarized in this Form 10-SB. Management anticipates the costs will be similar to the amounts stated by John Siriunas but could increase if the mining industry becomes active in the Quebec area.

In addition, management realizes its financial statements cost will increase once it is deemed to be a reporting company since it will be required to file a Form 10-KSB annually and each quarter a Form 10-QSB. It will be required to hold an annual general meeting of stockholders and to file reports with the United States Securities and Exchange Commission for any material changes. Management cannot accurately predict the cost but has estimated a cost of $7,850 for the first twelve months.

ITEM  3.          DESCRIPTION  OF  PROPERTY

     The DUPARQUET claim consists of five claims (493.5 acres) situated within the Canton Duparquet, 24 miles north of the city of Rouyn-Noranda, Quebec. The property is accessible by a gravel road, which heads eastward from Highway 393. The claim can be accessed by foot. White spruce, balsan fir, birch and poplar trees characterize the land. Dry regions of the property have jack pines, birch and poplar. All the infrastructure necessary to develop the property is nearby. This includes labor, power, milling and smelting facilities. The property is 100% owned by the Company.

     The Company is not yet considered to be engaged in significant mining operations because it has no known reserves; in other words, no proven or probable reserves. The Company is in the exploration stage and, as yet, cannot be considered to be in the development stage it is not engaged in the preparation of an established mineable deposit. No matter how much money is spent on exploration activities the Company might never prove up an ore reserve of commercial value.

The first exploration program s on the DUPARQUET property began in 1930 and further exploration work was conducted in the 1950s. No mining operations have begun on the Company's property. Refer to Item I, "Exploration Work" for a more detailed analysis on the exploration program on the DUPARQUET property. For further information on the present condition of the DUPARQUET claim and the proposed exploration program, as well as rock formations and mineralization of potential economic significance on the Bridge claim, refer to Item 1 - Description of Business.

OFFICES

     The Company's executive offices are located in 1362 Green Avenue, Westmount, Quebec, Canada. The office is located in the personal residence of the President of the Company. There is no charge to the Company for office but an imputed charge of $1,200 has been expensed during the last fiscal year with an offsetting entry to capital in excess of par value. The Company realizes it will require an office once it has started exploration work on the Duparquet claim, but has yet to choose the office's location.

INVESTMENT  POLICY

The Company is not limited on the percentage of assets which may be invested in any one investment or mineral property. A disposal of a major asset would result in the Board of Directors seeking shareholder approval since this would ensure no subsequent shareholder action could be brought against the Company and its directors and officers. The Company's policy is to acquire assets, being mainly mineral properties, primarily for income in the future rather than capital gains. It is the intention of the Company to explore and develop, if warranted, its mineral properties in hopes of eventually developing them into income producing properties from the sale of the minerals contained thereon.

INCORPORATION  IN  THE  STATE  OF  NEVADA

     The Company incorporated in the State of Nevada rather than British Columbia for tax reasons. For example, both the Federal and Provincial Governments impose tax on any profits made. This corporate tax could range as high as 51% of net income. In addition the Province of British Columbia has an annual capital tax based on the number of shares outstanding. By being a Nevada-based company, the Company, if it ex-provincially incorporates in British Columbia, will only be subject to a 15% withholding tax as set forth in the Canada/US Tax Treaty.

OTHER  PROPERTY

The Company does not own any other property other than the rights to the minerals located on the Duparquet claim.

ITEM  4.          SECURITY  OWNERSHIP  OF  CERTAIN
          BENEFICIAL  OWNERSHIP  AND  MANAGEMENT

SECURITIES  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of September 30, 2002.





(1)                                          (2)                 (3)             (4)
Title                                  Name and Address   Amount and Nature    Percent
of                                      of Beneficial       of Beneficial        of
Class                                       Owner         Ownership (1),(2)   Class (2)
------------------------------------  ------------------  ------------------  ---------
                                      JAMES ROSS
                                      1362 Green Avenue
Common . . . . . . . . . . . . . . .  Westmount, Quebec
Shares . . . . . . . . . . . . . . .  Canada, H3Z 2B1          2,500,000 (3)     18.16

                                      MARK ROGERS
                                      Suite 1605, 21 Kozlov St.
Common                                Barrie, Ontario
Shares.        . . . . . . . . . . .  Canada, L4N 5A1          1,500,000 (4)     10.90

                                      KAREN CHOW
                                      Room 714 Kam Hong Street
Common                                North Poing,
       Shares. . . . . . . . . . . .  Hong Kong                1,000,000 (5)      7.26



     (1) As of September 30, 2002 there were 13,769,200 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
     (2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.
     (3) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Ross, President of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.
     (4) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Rogers, Director of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.
     (5) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Ms. Chow, Secretary Treasurer of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

SECURITY  OWNERSHIP  OF  MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of September 30, 2002.





(1)                                               (2)                      (3)            (4)
Title                                       Name and Address        Amount and Nature   Percent
of                                           of Beneficial            of Beneficial        of
Class                                            Owner               Ownership(1),(2)   Class(2)
------------------------------------  ----------------------------  ------------------  --------
                                      JAMES ROSS
                                      1362 Green Avenue
Common . . . . . . . . . . . . . . .  Westmount, Quebec
Shares . . . . . . . . . . . . . . .  Canada, H3Z 2B1                    2,500,000 (3)    18.16

                                      MARK ROGERS
                                      Suite 1605, 21 Kozlov St.
Common                                Barrie, Ontario
Shares.        . . . . . . . . . . .  Canada, L4N 5A1                    1,500,000 (4)    10.90

                                      KAREN CHOW
                                      Room 714 Kam Hong Street
Common                                North Poing,
Shares.        . . . . . . . . . . .  Hong Kong                          1,000,000 (5)     7.26

Common . . . . . . . . . . . . . . .  Directors and Officers as a
Shares . . . . . . . . . . . . . . .  Group                              5,000,000        36.32



     (1) As of September 30, 2002 there were 13,769,200 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
     (2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

     (3) James Ross is President and a Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Ross could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
     (4) Mark Rogers is a Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4
          (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Rogers could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.
     (5) Karen Chow the Secretary Treasurer of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Ms. Chow could sell a percentage of her shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

CHANGE  IN  CONTROL

     The Company has made no arrangement which may result in a change of control.

ITEM  5.          DIRECTORS,  EXECUTIVE  OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS  AND  EXECUTIVE  OFFICERS

     The Company's directors and executive officers, as of September 30, 2002, are listed in the table below. Directors are elected at the Company's annual meeting of stockholders. They hold office until their successors are elected and qualified. The Company's officers, responsible to the Board of Directors, are appointed annually by the Board.

     The Company has not yet held an annual general meeting of shareholders but will be required to do so once it becomes a reporting company.




                                                               Occupation Last         Term as
Name                                 Position Held                Five Years          A Director
----------------------------  ---------------------------  -------------------------  ----------
James Ross                      President and Director     Owner of Saloon and Bistro;
                                                           VP of Finance on Olympic      2000-
                                                           Bobsleigh Canada Team          2002

Karen Chow                      Secretary Treasurer        Secretary for Ove Arup &      2000-
                                                           Partners since April 1998      2002

Mark Rogers                     Director                   Owner and Operator of         2000-
                                                           Paladin Design                 2002




     JAMES  ROSS,  55,  was  born in Toronto, Ontario.  Mr. Ross attended Loyola
University where he graduated with a Business Degree in Administration and Finance. Mr. Ross moved to Montreal, Quebec, where he worked with A.E. Ames & Company in 1973. Mr. Ross' work was Securities Institutional Sales and Finance. Mr. Rogers subsequently moved to Hudson, Quebec where he bought the Willow Inn in 1977. As President and Operator he ran the Willow Inn from 1977 to 1984. In 1984, Mr. Rogers moved to Lake Placid, New York. He owned and operated
Gilligan's Saloon until 1988. Mr. Rogers lives in Westmount, Quebec at the present time, where he is the President of 172524 Canada Inc., and the owner of the Bistro on the Avenue. Moreover, Mr. Rogers became the Vice President - Finance for the Olympic Bobsleigh Canada Team in 1998 and currently holds this position.

     KAREN CHOW, 47, was born in Hong Kong. Ms. Chow obtained a Certification of Graduation in an Arts program from Caineway English College. She would later attend Kiangsu Chekiang College in 1972 where she entered into a commercial and business program. In 1979, Ms. Chow attended another commercial business program at Bishop Bianch School of Careers. From January to April of 1997, Ms. Chow attended Caritas Institute where she would learn Personnel Management. Furthermore, she furthered her management skills by educating herself at Hong Kong Polytechnic in the middle months of 1997. Ms. Chow began her business career working at Bank of Credit and Commerce International in 1975 to 1977. Two years later she became an office clerk at New World Development Ltd where she prepared tenancy agreements, record management and weekly minutes of meetings. From May 1980 to November 1981 Ms. Chow was an assistant accountant at Abdolally Ebrahim Ltd. She held secretary positions at Frank & Vargeson Ltd from 1982 to 1988. In 1989, Ms. Chow came to Canada and worked with Can-Chi Group of Companies from 1989 to 1994. After working for the Can-Chi Group, Ms. Chow returned to Hong Kong and worked for Italade Enterprises Ltd. Currently, Ms. Chow works for Ove Arup & Partners in Hong Kong as a legal secretary.

     MARK ROGERS, 51, was born in Melbourne, Australia. After graduating from high school, Mr. Rogers began his studies in the Royal Melbourne Institute of Technology in 1969. At the Royal Melbourne Institute of Technology, Mr. Rogers obtained a degree in Mechanical Engineering by 1971. Mr. Rogers immigrated to Canada in 1977. He worked in Sales and Marketing for Elgin Ford. Elgin Ford was the top selling Ford dealership in Toronto. By 1981, Mr. Rogers became a sales and marketing manager for MediaCom Advertising Inc. There he sold and marketed indoor and outdoor advertising and signage. From 1985 to 1990, Mr. Rogers was an assistant manager at the Port of Newcastle Marina and Tennis Club. There he assisted in all day-to-day operations and activities of the marina and tennis club. Mr. Rogers became an entrepreneur in 1990 by owning Paladin Steel Design from 1990 to 1996. Paladin Steel Design designed and manufactured custom furniture and steel railings and gates. Mr. Rogers changed his business to Paladin Design, Decorating and Painting, which provided services to high-end builders of custom homes and family estates.

     None of the Company's directors hold a directorship on any reporting company with the SEC.

Significant  Employees

     Although James Ross, Karen Chow and Mark Rogers do not work full time for the Company, they plan to devote whatever time is required once exploration on the Company's mineral claim commences. The President of the Company will spend approximately 25 hours a month on administrative and planning for the Company's future exploration program while the Secretary Treasurer will work for 15 hours per month to prepare corporate documents. Once exploration of the Duparquet claim takes place, the President and Secretary Treasurer will find that their hours each month will increase although they will be relying upon mining professionals to undertake the exploration program on behalf of the Company.

Family  Relationships

     None of the directors or officers are related to each other and are not related to any person under consideration for nomination as a director or appointment as an executive officer.

Involvement  in  Certain  Legal  Proceedings

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Registrant:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by the court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filings;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

     (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

     (ii) engaging  in  any  type  of  business  practice;  or

     (iii) engaging in any activities in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activities;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

ITEM  6.          EXECUTIVE  COMPENSATION

     None of the Company's executive officers have received compensation since the Company's inception.

     The following table sets forth compensation paid or accrued by the Company during the period ended July 31, 2002 to the Company's President, Director and Secretary Treasurer.

                        SUMMARY COMPENSATION TABLE (2002)
                                        Long  Term  Compensation  (US Dollars)
                                        --------------------------------------
Annual  Compensation                      Awards                     Payouts
--------------------                      ------                     -------




(a)                     (b)        (c)         (e)        (f)       (g)     (h)   (i)

                                              Other   Restricted                All other
                                              Annual    stock      Options/ LTIP  compen-
Name and Princi-                              Comp.    awards       SAR   payouts sation
pal position           Year      Salary        ($)        ($)       (#)     ($)   ($)
--------------------  -------  -----------  ----------  --------  --------  ----  ----
James Ross
President and. . . .    2000-
     Director. . . .     2002          -0-         -0-       -0-       -0-   -0-   -0-

Karen Chow . . . . .    2000-
Secretary Treasurer.     2002          -0-         -0-       -0-       -0-   -0-   -0-

Mark Rogers. . . . .    2000-
Director . . . . . .     2002          -0-         -0-       -0-       -0-   -0-   -0-




There has been no compensation given to any of the Directors or Officers during 2001 and 2002. There are no stock options outstanding as at September 30, 2002 and no options have been granted in 2002, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION  OF  DIRECTORS

     Members  of  the  Board  of  Directors do not receive cash compensation for
their  services  as  Directors.   Directors  are  not  presently  reimbursed for
expenses  incurred  in  attending  Board  meetings.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGES-IN-CONTROL ARRANGEMENTS

     The Company has not entered into any employment contracts with its officers and directors. There are no compensation plans or arrangements, including payments to be received from the Company, with respect to its officers and directors, which will result from the resignation, retirement or any other termination of its officers' and directors' employment with the Company or from a change-in-control of the Company.


ITEM  7.          CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds from its officers and directors relatives, friends and business associates as more fully described below.

SHARES  ISSUED  TO  DIRECTORS  AND  OFFICERS

     James Ross, President, 2,500,000 shares at $0.001 per share for cash consideration.

     Mark Rogers, Director, 1,500,000 shares at $0.001 per share for cash consideration.

     Karen Chow, Secretary Treasurer, 1,000,000 shares at $0.001 per share for cash consideration.

     All of the above share issues are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

     The  Company  has  no  subsidiaries  or  a  parent  company.

     The promoters for the Company are the directors and officers since they were the founders and organizers of the Company. Other than the shares mentioned above, the officers and directors did not receive anything of value including money, property, contracts, options or rights of any kind either directly or indirectly from the Company.

     No other person or company has received anything of value from the Company.

SHARES  ISSUED  TO  OTHER  SHAREHOLDERS

     On or about May 1, 2000, the Company issued the following shares to individuals, other than directors and officers, contained in the list noted below for the consideration of $0.002 per share. All shares were paid for in
cash.   These  shares  were  issued  in  accordance  with  the  exemption  from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

     The director and officer of the Company have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Company has given recognition to this contribution by including in expenses and capital in excess of par value the following amounts since inception:

               Management  fees               $  15,000
               Rent                               3,000
               Telephone                          1,500
                                                -------
                                              $  19,500
                                                 ======

     Conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

     All officers and the director are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and director of the Company. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

     The three directors are prepared to advance money to the Company for an exploration program on the Duparquet claim. Initially advances would not exceed $50,000 and would be used for Phases 1a and 1b, as contained in John Sirunas' geological report contained in this Form 10-SB, and for working capital for the next twelve months. If the Company is unable to raise further money from the issuance of its capital stock or institutional investors and the directors are unwilling to advance further funds subsequent to the above noted advancement, then the Company will not be able to operate as a going concern and might cease to exist.

     The Company has not entered into any transactions with a related party and does not intend to do so in the immediate future. It is the intention of the Company to deal with third parties in all its acquisitions of properties.

     The  Company  has  no  parent  company.

     The Company does not use the services of a promoter. However, the directors and officers can be considered a promoter due to their raising of the "seed capital" of the Company. The directors and officers have not been compensated in any way for this service.

ITEM  8.          DESCRIPTION  OF  SECURITIES

     The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per
share.   As  at  September  30,  2002,  13,769,200  shares  were  outstanding.

COMMON  STOCK

     Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Company's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS  OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

DIVIDENDS

     The Company has not declared or paid any dividends on its common stock. The declaration of any future cash dividend will be at the discretion of the Company's Board of Directors and will depend upon earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions. It is the Company's present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the Company's exploration activities.

DEBT  SECURITIES  AND  OTHER  SECURITIES

     There are no debt securities outstanding or other securities that have been issued by the Company.

                                     PART II

ITEM  1.  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  COMPANY'S
          COMMON  EQUITY  AND  OTHER  STOCKHOLDER  MATTERS

MARKET  INFORMATION

     The Company's stock is not presently traded or listed on any public market. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

     There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Company. The number of shares subject to Rule 144 is 5,000,000 shares. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

     There are 33 record holders of the Company's common stock as at September 30, 2002. Three of these shareholders are current directors and officers of the Company.

DIVIDENDS

     The  Company has never paid cash dividends on its common stock and does not
intend  to  do  so in the foreseeable future.   The Company currently intends to
retain  any  earnings  for  the  operation  and  expansion  of  its  business.

TRANSFER  AGENT

     The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM  2.          LEGAL  PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM  3.          DISAGREEMENT  WITH  ACCOUNTANTS  AND  FINANCIAL  DISCLOSURE

     From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the year from inception to December 31, 2001 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM  4.          RECENT  SALES  OF  UNREGISTERED  SECURITIES

     From inception through to September 30, 2002, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)     Subscription  for  shares  by  Directors  and  Officers

     On May 1, 2000, the Company issued to its President, James Ross, 2,500,000 common shares, to its Secretary Treasurer, Karen Chow, 1,000,000 common shares and issued to Mark Rogers, a director, 1,500,000 common shares at $0.001 per share. All these shares were issued for cash consideration.

     The shares issued to the directors and officers are restricted since they were issued in compliance with the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors and Officers could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

(ii)     Subscription  for  8,735,000  shares

     On May 1, 2000, the Company accepted subscriptions from seventeen investors in the amount of 8,735,000 shares at a price of $0.002 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

     Subscription  for  34,200  shares

     On October 4, 2000, the Company accepted subscriptions from thirteen investors in the amount of 34,200 shares at a price of $0.10 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

ITEM  5.          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of the Company and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Nevada law. By virtue of these provisions, and under current Nevada law, a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

     a.   breach of his duties of loyalty to the Company or to its shareholders;

     b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     c. dividends or stock repurchase or redemptions that are unlawful under Nevada law; and

     d. any transactions from which he or she receives an improper personal benefit.

     These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Nevada law and not for violations of other laws (such as Federal securities laws). As a result of these indemnifications provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it maybe possible to obtain injunctive or other equitable relief with respect to such actions.

     The inclusion of these indemnification provisions in the Company's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, which if successful, might otherwise benefit the Company or its shareholders.

     The Company will be entering into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnification allowed to directors and officers under Nevada law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the Company and, in the case of criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreement provides generally that the Company will, subject to certain exceptions, advance the expenses incurred by director and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                              FINANCIAL STATEMENTS


ANDERSEN  ANDERSEN  &  STRONG  L.C.               941 East 3300 South, Suite 202
-----------------------------------
CERTIFIED  PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS           Salt Lake  City
Member  SEC  Practice  Section  of  the  AICPA                        Utah 84106
                                                        Telephone  801  486-0096
                                                               Fax  801 486-0098

Board  of  Directors
Gaspe  Minerals  Limited
Vancouver,  B.C.  Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Gaspe Minerals Limited (exploration stage company) at December 31, 2001, and the related statement of operations, stockholders' equity, and cash flows for the year ended December 31, 2001 and the eleven months ended December 31, 2000 and the period January 31, 2000 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gaspe Minerals Limited to December 31, 2001, and the results of operations, stockholders' equity, and cash flows for the year ended December 31, 2001 and the eleven months ended December 31, 2000 and the period January 31, 2000 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do no include any adjustments that might result from the outcome of this uncertainty.


Salt  Lake  City,  Utah                    s/  Andersen  Andersen  &  Strong
September  13,  2002

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                                 BALANCE  SHEET

                                December 31, 2001






ASSETS
CURRENT ASSETS
     Cash. . . . . . . . . . . . . . . . . . . . . . . . .  $    3,057
                                                            -----------

          Total Current Assets . . . . . . . . . . . . . .  $    3,057
                                                            ===========

LIABILITIES

      Accounts payable . . . . . . . . . . . . . . . . . .  $    6,563
                                                            -----------

          Total Current Liabilities. . . . . . . . . . . .       6,563
                                                            -----------

STOCKHOLDERS' EQUITY

     Common stock
           200,000,000 shares authorized, at $0.001 par
           value, 13,769,200 shares issued and outstanding      13,769

     Capital in excess of par value. . . . . . . . . . . .      27,721

     Deficit accumulated during the exploration stage. . .     (44,996)
                                                            -----------

           Total Stockholders' Deficiency. . . . . . . . .      (3,506)
                                                            -----------

                                                            $    3,057
                                                            ===========









   The accompanying notes are an integral part of these financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                            STATEMENT  OF  OPERATIONS

    For the year ended December 31, 2001 and the Eleven Months Ended December 31, 2000 and the Period January 31, 2000 (Date of Inception) to December 31,
                                      2001








                               DEC 31,       DEC 31,      JANUARY 31 TO
                                2001           2000       DEC 31, 2001
                            -------------  ------------  ---------------

REVENUE. . . . . . . . . .  $          -   $         -   $            -

EXPENSES . . . . . . . . .        23,708        21,288           44,996
                            -------------  ------------  ---------------

NET LOSS . . . . . . . . .  $    (23,708)  $   (21,288)  $      (44,996)
                            =============  ============  ===============


NET LOSS PER COMMON SHARE

     Basic . . . . . . . .  $          -   $         -
                            =============  ============


AVERAGE OUTSTANDING SHARES

     Basic . . . . . . . .    13,769,200    10,054,086
                            =============  ============


















   The accompanying notes are an integral part of these financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           For the period from January 31, 2000 (Date of Inception) to
                                December 31, 2001






                                                                             CAPITAL IN
                                                COMMON     STOCK             EXCESS OF    ACCUMULATED
-                                               SHARES     AMOUNT            PAR VALUE     DEFICIT
                                              -----------  ----------------  ------------  ----------
BALANCE JANUARY 31, 2000 (DATE OF INCEPTION)           -   $              -  $          -  $       -

Issuance of common stock for cash
     at $0.001 - May 1, 2000 . . . . . . . .   5,000,000              5,000             -          -

Issuance of common stock for cash
     at $0.002 - May 1, 2000 . . . . . . . .   8,735,000              8,735         8,735          -

Issuance of common stock for cash
    at $0.10 - October 4, 2000 . . . . . . .      34,200                 34         3,386          -

Contributions to capital - expenses -
     related parties - 2000. . . . . . . . .           -                  -         7,800          -

Net operating loss for the eleven months
     ended December 31, 2000 . . . . . . . .           -                  -             -    (21,288)

Contributions to capital - expenses -
      related parties - 2001 . . . . . . . .           -                  -         7,800          -


Net operating loss for the year. . . . . . .     (23,708)
                                              -----------
     ended December 31, 2001 . . . . . . . .           -                  -             -
                                              -----------  ----------------  ------------
BALANCE DECEMBER 31, 2001. . . . . . . . . .  13,769,200   $         13,769  $     27,721  $ (44,996)
                                              ===========  ================  ============  ==========









   The accompanying notes are an integral part of these financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)
                           STATEMENT  OF  CASH  FLOWS
   For the Year Ended December 31, 2001, and the Eleven Months Ended December 31, 2000 and the Period January 31, 2000 (Date of Inception) to December 31,
                                      2001








                                                          DEC 31,     DEC 31,     JAN. 31, 2000 TO
                                                            2001        2000        DEC 31, 2001
                                                         ----------  ----------  ------------------
CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net loss. . . . . . . . . . . . . . . . . . . . . . .  $ (23,708)  $ (21,288)  $         (44,996)

  Adjustments to reconcile net loss to
  net cash provided by operating
  activities

    Change in Accounts payable. . . . . . . . . . . . .      4,741       1,822               6,563
   Capital contributions - expenses - related parties .      7,800       7,800              15,600
                                                         ----------  ----------  ------------------

          Net Change in Cash From Operations. . . . . .    (11,167)    (11,666)            (22,833)
                                                                                 ------------------

CASH FLOWS FROM INVESTMENT
     ACTIVITIES:. . . . . . . . . . . . . . . . . . . .          -           -                   -
                                                         ----------  ----------  ------------------

CASH FLOWS FROM FINANCING
     ACTIVITIES:

     Proceeds from issuance of common stock . . . . . .          -      25,890              25,890
                                                         ----------  ----------  ------------------

     Net Change in Cash . . . . . . . . . . . . . . . .    (11,167)     14,224               3,057

     Cash at Beginning of Period. . . . . . . . . . . .     14,224           -                   -
                                                         ----------  ----------  ------------------

     CASH AT END OF PERIOD. . . . . . . . . . . . . . .  $   3,057   $  14,224   $           3,057
                                                         ==========  ==========  ==================

SCHEDULE OF NONCASH OPERATING
     ACTIVITIES
     Capital contributions - expenses - related parties  $   7,800   $   7,800   $          15,600
                                                         ----------  ----------  ------------------








   The accompanying notes are an integral part of these financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)
                        NOTES  TO  FINANCIAL  STATEMENTS



1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on January 31, 2000 with authorized common stock of 200,000,000 shares at $0.001 par value.

The Company was organized for the purpose of acquiring and developing mineral properties.

Since its inception the Company has completed private placements of 13,769,200 shares of its capital stock for $25,890.


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

At December 31, 2001, the Company had a net operating loss carry forward of $44,996. The tax benefit of approximately $13,499 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss expires in 2022.

Basic  Net  Income  (Loss)  Per  Share
--------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

Capitalization  of  Mineral  Claim  Costs
-----------------------------------------

Cost of acquisition, exploration, carrying and retaining unproven properties are expenses as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mining equipment are capitalized and depreciated over their useful life.

Environmental  Requirements
---------------------------

At the report date environmental requirements related to the mineral leases acquired are unknown and therefore any estimate of any future cost cannot be made.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)
                  NOTES  TO  FINANCIAL  STATEMENTS (CONTINUED)


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Financial  Instruments
----------------------

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent  Accounting  Pronouncements
----------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.     PURCHASE  OF  MINERAL  LEASES

The Company has acquired and staked undeveloped mineral claims containing five mining claims in one contiguous block, located in the Rouyn-Noranda area of northwestern Quebec, with an expiration date of September 16, 2004.

The claims have not been proven to have a commercial mineable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

4.     SIGNIFICANT  TRANSACTIONS  WITH  RELATED  PARTIES

Officers-directors have acquired 36% of the common stock issued and have made contributions to capital by the payment of Company expenses of $15,600.

5.     GOING  CONCERN

The Company will need additional working capital to service is debt and to be successful in its efforts to develop the mineral lease acquired.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through contributions from officers, additional equity funding, and long term financing, which will enable the Company to operate in the coming year.

                                    PART III

ITEM  1.          INDEX  TO  EXHIBITS





EXHIBIT
  NO.    DESCRIPTION                                             PAGE
-------  ------------------------------------------------------  ----
    3.1    Articles of Incorporation. . . . . . . . . . . . . .    48

    3.2    By-laws. . . . . . . . . . . . . . . . . . . . . . .    51

      4    Share Certificate. . . . . . . . . . . . . . . . . .    62

           Material Contracts
     10                  Transfer Agent and Registrar Agreement    63

     13    Quarterly Report . . . . . . . . . . . . . . . . . .    66

     27    Financial Data Schedule. . . . . . . . . . . . . . .    72




ITEM  2.          DESCRIPTIONS  OF  EXHIBITS

                           [Attached, pages 48 to 72]

                                   SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GASPE  MINERALS  LIMITED
(Registrant)


                                   by     /s/  "  James  Ross  "
                                          ----------------------
                                            James  Ross
                                       President  and  Director


                                   Dated:    October  17,  2002

EXHIBIT  3.1

                            ARTICLES OF INCORORATION

                                       OF

                             GASPE MINERALS LIMITED

                                  *  *  *  *  *

               The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE  ONE.  [NAME].  The  name  of  the  corporation  is:

                             GASPE MINERALS LIMITED


                      ARTICLE  TWO.   [RESIDENT  AGENT].   The initial agent for
                      ------------
service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.


                                     ARTICLE  THREE.    [PURPOSES].   The
                                     --------------
purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

            1.    [OMNIBUS]  .    To  have  to  exercise  all  the powers now or
hereafter         conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

           11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

            111. [PURPOSES TO BE CONSTRUED AS POWERS] . The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

                      ARTICLE  FOUR.  [CAPITAL  STOCK].   The  corporation shall
                      -------------
have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001)
per  share  for  a  total  capitalization  OF  TWO  HUNDRED  THOUSAND
DOLLARS  ($200,000).

                      The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

                      The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

                      The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

                           ARTICLE  FIVE.    [DIRECTORS].   The   affairs   of
                           -------------
the
corporation  shall be governed by a Board of Directors of no more than eight (8)
nor less than one (1) person.      The names and addresses of the first Board of
Director  are:

     NAME                              ADDRESS
     ----                              -------

     James  D.  Ross                 1362  Greene  Avenue
                                     Westmount,  Quebec
                                     Canada,  H3Z  2B1

                              ARTICLE  SIX.    [ASSESSMENT  OF  STOCK].    The
                              -------------
capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

                       ARTICLE  SEVEN.   [INCORPORATOR].      The  name  and
address  of  the  incorporator  of  the  corporation  is  as  follows:
     NAME                         ADDRESS
     ----                         -------

     Amanda  Cardinalli          50  West  Liberty  Street,  Suite  880
                                 Reno,  Nevada  89501

                       ARTICLE  EIGHT.  [PERIOD  OF  EXISTENCE].   The period of
                       --------------
existence  of  the  corporation  shall  be  perpetual.

                       ARTICLE  NINE.  [BY-LAWS].     The initial By-laws of the
                       -------------
corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

                       ARTICLE TEN.     [STOCKHOLDERS' MEETINGS].        Meeting
                       -----------
of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

                        ARTICLE  ELEVEN  .     [CONTRACTS  OF  CORPORATION].
                        ---------------
No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

                   ARTICLE.TWELVE.      [LIABILITY  OF  DIRECTORS  AND
                   --------------
OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

               IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 31st day of January, 2000.

                              by          /s/  "Amanda  Cardinalli"
                                     ------------------------------
                                     AMANDA  CARDINALLI

EXHIBIT  3.2


                                     BY LAWS

                                       OF

                             GASPE MINERALS LIMITED

                              A NEVADA CORPORATION

                                    ARTICLE I
                                    ---------

                                     OFFICES

SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE 2
                                    ---------

                            MEETINGS OF STOCKHOLDERS

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

 SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE 3
                                    ---------

                                    DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

SECTION 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

                           A  vacancy  or  vacancies  on  the Board of Directors
shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

                            The  stockholders  may elect a Director or Directors
at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

                            No  reduction  of the authorized number of Directors
shall have the effect of removing any Director prior to the expiration of his term of office.

                                    ARTICLE 4
                                    ---------

                        MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE 5
                                    ---------

                             COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                    ARTICLE 6
                                    ---------

                            COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                    ARTICLE 7
                                    ---------

                                     NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8
                                    ---------

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION  6.                 The  CHAIRMAN OF THE BOARD shall preside at meetings
                                 ---------------------
of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION  7.                The VICE-CHAIRMAN shall, in the absence or disability
                               -------------
of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION  8.                The PRESIDENT shall be the chief executive officer of
                               ---------
the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION  9.                 The VICE-PRESIDENTS shall act under the direction of
                                ---------------
the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION  10.                The  SECRETARY  shall act under the direction of the
                                 ---------
President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION  11.               The  ASSISTANT  SECRETARIES  shall  act  under  the
                                ----------------------
direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

12.  SECTION               The  TREASURER shall  act  under the direction of the
                               -----------
President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

                             If  required  by  the  Board  of  Directors,  the
Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION  13.              The  ASSISTANT TREASURERS in order of their seniority,
                               --------------------
unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE 9
                                    ---------

                              CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE 10
                                   ----------

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.


SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11
                                   ----------

                                 INDEMNIFICATION

     Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12
                                   ----------

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.


                          CERTIFICATE OF THE SECRETARY
                          ----------------------------

I, Karen Chow, hereby certify that I am the Secretary of GASPE MINERALS LIMITED, and the foregoing Bylaws, consisting of 12 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on February 2, 2000.

IN  WITNESS  WHEREOF,  I  have  hereunto subscribed my name on February 2, 2000.

/s/  "Karen  Chow"
------------------
Karen  Chow-  Secretary  Treasurer

EXHIBIT  4
                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
                   INCORPORATED UNDER THE LAWS OF THE STATE OF
                                     NEVADA

                           SPECIMEN STOCK CERTIFICATES

              NUMBER                                               SHARES
                             GASPE MINERALS LIMITED


     Authorized Common Stock:  200,000,000 Shares          CUSIP NO. 367282 10 0
                               Par Value:  $0.001



THIS  CERTIFIES  THAT


IS  THE  RECORD  HOLDER  OF

                 -Shares of GASPE MINERALS LIMITED Common Stock -

transferable  on  the  books  of the Corporation in person or by duly authorized
attorney  upon  surrender  of  this  Certificate  properly  endorsed.   This
Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

    Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers.

Dated:


     /s/  "Karen  Chow"                              /s/  "James  Ross"
     ------------------                              ------------------
          Secretary               "SEAL"               President





Not  valid  unless  countersigned  by  transfer agent          NEVADA AGENCY AND
                                                               TRUST  COMPANY
                    Countersigned  Registered:        50  West  Liberty  Street,
                                                      Reno  Nevada,  89501

                                   By
                                            Authorized  Signature

EXHIBIT  10

                     TRANSFER AGENT AND REGISITRAR AGREEMENT
                     ---------------------------------------

      THIS AGREEMENT made and entered into this _____ day of October, 2000, by and between:

NEVADA  AGENCY  AND  TRUST  COMPANY,  50  West  Liberty  Street,  Suite
880,  Reno,  Nevada  89501,  hereinafter  called  "TRANSFER  AGENT,"  and

GASPE MINERALS LIMITED, 1362 Green Avenue, Westmount, Quebec, H3Z 2B1, a Nevada corporation, hereinafter called "COMPANY."

              NOW THEREFORE, for valuable consideration and the mutual promises herein contained, the parties hereto agree as follows, to wit:

      1. [APPOINTMENT OF TRANSFER AGENT] The COMPANY hereby appoints TRANSFER AGENT as the Transfer Agent and Registrar for the COMPANY'S Common Stock,
commencing  on  this           day  of  October,  2000.

      2. [COMPANY'S DUTY] The COMPANY agrees to deliver to TRANSFER AGENT a complete up-to-date stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers, it being specifically understood and agreed that the TRANSFER AGENT is not to be held responsible for any omissions or error, that may leave occurred prior to this Agreement whether on the part of the COMPANY itself or its previous transfer agent or agents. The COMPANY hereby agrees to indemnify TRANSFER AGENT in this regard.

       3. [STOCK CERTIFICATES] The COMPANY agrees to provide an adequate number of stock certificates to handle the COMPANY'S transfers oil a current basis. Upon receipt of TRANSFER AGENT'S request, the COMPANY agrees to furnish additional stock certificates as TRANSFER AGENT deems necessary considering the volume of transfers. The stork certificates shall be supplied at COMPANY'S cost. The TRANSFER AGENT agrees to order stock certificates from its printer upon request of the COMPANY.

      4. [TRANSFER AGENT DUTIES] TRANSFER AGENT agrees to handle the COMPANY'S transfers, record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the COMPANY and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by TRANSFER AGENT during the regular business hours.

      5.    [TRANSFER  AGENT  REGISTRATION]   TRANSFER AGENT warrants that it is
registered  as  a  Transfer Agent with the United Stakes Securities and Exchange
Commission  under  the  Securities  Exchange  Act  of  1934,  as  amended.

      6.     [STOCKHOLIDER  LIST]           From  time to time, as necessary for
Company stockholders meeting or mailings, the TRANSFER AGENT will certify and make available to the current, active stockholders list for COMPANY purposes. It is agreed that a reasonable charge for supplying such list will be made by
TRANSFER AGENT to the COMPANY. It is further agreed that in the event the TRANSFER AGENT received a request or a demand from a stockholder or the attorney of agent for a stockholder, for a list of stockholders, the TRANSFER AGENT will serve notice of such request by certified mail to the COMPANY. The COMPANY will have forty-eight (48) hours to respond in writing to the TRANSFER AGENT. If the COMPANY orders the TRANSFER AGENT to withhold delivery of a list of stockholders as requested, the TRANSFER AGENT agrees to follow the orders of the COMPANY. The COMPANY will then follow the procedure set forth in the Uniform Commercial Code to restrain the TRANSFER AGENT from making delivery of a stockholders list.

      7. [TRANSFER FEE] TRANSFER AGENT agrees to assess and collect from the person requesting a transfer and/or the transferor, a fee of Fifteen and No/100 dollars ($15.OO) for each stock certificate issued, except original issues of stock or warrant certificates, which fees shall be paid by the COMPANY. This fee may be decreased or increased at any time by the TRANSFER
AGENT.  This  fee  shall  be  the  property  of  the  TRANSFER  AGENT.

      8. [ANNUAL FEE] The COMPANY agates to pay the TRANSFER AGENT an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00) each year. This fee reimburses the TRANSFER AGENT for the expense and time required to respond to the written and oral inquiries from brokers and the investing public, as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of July of each year and is subject to annual review.

8       [TERMINATION]    This  Agreement may be terminated by either party given
written notice of such termination to the other party at least ninety (90) days before the effective date. The TRANSFER AGENT shall return all of the transfer records to the COMPANY and its duties and obligations as TRANSFER AGENT shall cease at that time. The TRANSFER AGENT will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

     10. [COMPANY STA'I'US] The COMPANY will promptly advise the TRANSFER AGENT of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the, TRANSFER AGENT harmless from its failure to do so.

      11-  [INDEMNIFICATION  OF  TRANSFER  AGENT]   The  COMPANY  agrees  to
indemnify and hold harmless the TRANSFER AGENT, from any and all loss, liability of damage, including reasonable attorneys' fees and expenses, arising out of, or resulting from the assertion against the TRANSFER AGENT of any claims, debts or obligations in connection with any of the TRANSFER AGENT'S duties as set forth in the Agreement, and specifically it is understood that the

TRANSFER AGENT shall have the right to apply to independent counsel at the COMPANY'S expense in following the COMPANY'S directions and orders.

    12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall constitute one and the same instrument.

    13.  [NOTICE]      Any  notice  under this Agreement shall be deemed to have
been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:
               TO  THE  COMPANY:
               James  Ross
               GASPE  MINERALS  LIMITED
               1362  Green  Avenue
               Westmount,  Quebec  H3Z  2B1

               TO  THE  TRANSFER  AGENT:
               NEVADA  AGENCY  AND  TRUST  COMPANY
               50  West  Liberty  Street,  Suite  880  Reno,
               Nevada  89501

      14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall binding unless in writing and signed by the parties hereto.

      15.        [GOVERNING  LAW]    This  Agreement  shall  be  governed by and
construed  in  accordance  with  the  laws  of  the  State  of  Nevada.

   THIS AGREEMENT has been executed by the parties hereto as of the day and year 1st above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                         NEVADA  AGENCY  AND  TRUST  COMPANY
                         TRANSFER  AGENT

                         BY     /S/"AMANDA  CARDINALLI"
                            ---------------------------
                              AMANDA  CARDINALLI,  VICE  PRESIDENT

                         GASPE  MINERALS  LIMITED
                         COMPANY

                         BY    /S/  "JAMES  ROSS"
                             ---------------------
                            JAMES ROSS, PRESIDENT

EXHIBIT  13

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                                 BALANCE  SHEET

                       June 30, 2002 and December 31, 2001
                      (Unaudited - Prepared by Management)






                                                              JUNE 30,    DECEMBER 31,
                                                                2002          2001
                                                             ----------  --------------
ASSETS

CURRENT ASSETS

     Bank . . . . . . . . . . . . . . . . . . . . . . . . .  $   3,024   $       3,057
                                                             ----------  --------------

                                                             $   3,024   $       3,057
                                                             ==========  ==============

LIABILITIES

      Accounts payable and accrued liabilities. . . . . . .  $   7,631   $       6,563
                                                             ----------  --------------

                                                                 7,631           6,563
                                                             ----------  --------------

STOCKHOLDERS' EQUITY

     Common stock
           200,000,000 shares authorized, at $0.001 par
           value, 13,769,200 shares issued and outstanding.     13,769          13,769

     Capital in excess of par value . . . . . . . . . . . .     31,621          27,721

     Deficit accumulated during the exploration stage . . .    (49,997)        (44,996)
                                                             ----------  --------------

           Total Stockholders' Equity (Deficiency). . . . .     (4,607)         (3,506)
                                                             ----------  --------------

                                                             $   3,024   $       3,057
                                                             ==========  ==============









     The accompanying notes are an integral part of these unaudited financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                            STATEMENT  OF  OPERATIONS

            For the three and six months ended June 30, 2002 and 2001
                             and for the period from
              January 31, 2000 (Date of Inception) to June 30, 2002

                     (Unaudited  -  Prepared by Management)







                               THREE         THREE            SIX           SIX
                               MONTHS        MONTHS          MONTHS         MONTHS    INCEPTION
                               ENDED         ENDED           ENDED          ENDED         TO
                              JUNE 30,      JUNE 30,         JUNE 30,      JUNE 30,    JUNE 30,
                                2002          2001            2002          2001         2002
                            ------------  ------------  ---------------  ------------  -----------

REVENUE. . . . . . . . . .  $         -   $         -   $            -   $         -   $        -
--------------------------  ------------

EXPENSES . . . . . . . . .  $     2,026         1,967            5,001        13,883       49,997
                            ------------  ------------  ---------------  ------------  -----------

NET LOSS . . . . . . . . .  $    (2,026)  $    (1,967)  $       (5,001)  $   (13,883)  $  (49,997)
                                          ============  ===============  ============  ===========


NET LOSS PER COMMON SHARE

     Basic . . . . . . . .  $         -   $         -   $            -   $         -
                            ============  ============  ===============  ============


AVERAGE OUTSTANDING SHARES

     Basic . . . . . . . .     13769200      13769200         13769200      13769200
                            ============  ============  ===============  ============












     The accompanying notes are an integral part of these unaudited financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                           STATEMENT  OF  CASH  FLOWS

                 For the six months ended June 30, 2002 and 2001
                             and for the period from
              January 31, 2000 (Date of Inception) to June 30, 2002

                      (Unaudited - Prepared by Management)







                                                       SIX MONTHS    SIX MONTHS
                                                         ENDED        ENDED       INCEPTION TO
                                                        JUNE 30,     JUNE 30,      JUNE 30,
                                                          2002        2001          2002
                                                      ------------  ------------  -------------
CASH FLOWS FROM
     OPERATING ACTIVITIES:

     Net loss. . . . . . . . . . . . . . . . . . . .  $    (5,001)  $      (13,883)  $ (49,997)

     Adjustments to reconcile net loss to net cash provided by operating activities:

          Due from related party . . . . . . . . . .            -                -           -
          Accounts payable and accrued liabilities .        1,068           (1,151)      7,631
          Capital contributions - expenses . . . . .        3,900            3,900      19,500
                                                      ------------  ---------------  ----------

               Net Cash (Deficiency) from Operations          (33)         (11,134)    (22,866)
                                                      ------------  ---------------  ----------

CASH FLOWS FROM FINANCING
     ACTIVITIES:

          Proceeds from issuance of common stock . .            -                -      25,890
                                                      ------------  ---------------  ----------

                                                                -                -      25,890
                                                      ------------  ---------------  ----------

     Net Increase in Cash. . . . . . . . . . . . . .          (33)         (11,134)      3,024

     Cash at Beginning of Period . . . . . . . . . .        3,057           14,224           -
                                                      ------------  ---------------  ----------

     CASH AT END OF PERIOD . . . . . . . . . . . . .  $     3,024   $        3,090   $   3,024
                                                      ============  ===============  ==========






     The accompanying notes are an integral part of these unaudited financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                        NOTES  TO  FINANCIAL  STATEMENTS

                                  June 30, 2002

                      (Unaudited - Prepared by Management)


1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on January 31, 2000 with the authorized common shares of 200,000,000 shares at $0.001 par value.

The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage (see note 3).

The Company has completed two Regulation D offerings of 13,769,200 shares of its capital stock for cash.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

At June 30, 2002, the Company had a net operating loss carry forward of $49,997. The tax benefit of $14,999 from the loss carry forward has been offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The net operating loss will expire in 2021.

Basic  and  Diluted  Net  Income  (Loss)  per  Share
----------------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income
(loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes anti-dilutive and then only the basic per share amounts are shown in the report.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                        NOTES  TO  FINANCIAL  STATEMENTS

                                  June 30, 2002

                      (Unaudited - Prepared by Management)


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Capitalization  of  Mineral  Claim  Costs
-----------------------------------------

Cost of acquisition, exploration and carrying unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mining equipment are capitalized and depreciated over their useful life.

Environmental  Requirements
---------------------------

At the report date environmental requirements related to the mineral leases acquired (Note 3) are unknown and therefore any estimate of any future cost cannot be made.

Financial  Instruments
----------------------

The carrying amounts of financial instruments, including cash, prepaid expenses and deferred offering costs are considered by management to be their standard fair values.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                             GASPE MINERALS LIMITED
                         (An Exploration Stage Company)

                        NOTES  TO  FINANCIAL  STATEMENTS

                                  June 30, 2002

                      (Unaudited - Prepared by Management)


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Recent  Accounting  Pronouncements
----------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.


3.     PURCHASE  OF  MINERAL  LEASES

The Company has acquired mineral claims located in the Rouyn-Noranda area of north-western Quebec. The property comprises five mining claims in one contiguous block. The claims were staked on April 26, 2000 and expire on September 16, 2004.

The claims have not been proven to have a commercial minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.


4.     RELATED  PARTY  TRANSACTIONS

Related  parties  acquired  36.3%  of  the  common  shares issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures, which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.


5.     GOING  CONCERN

The Company will need additional working capital to be successful in its efforts to develop the mineral lease acquired and therefore continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

EXHIBIT  27

This table contains summary financial information extracted from 10-QSB and is qualified in its entirety by reference to such financial statements.






PERIOD-TYPE. . . . . . . .  Quarterly
FISCAL-YEAR-END. . . . . .  December 31, 2001
PERIOD-START . . . . . . .  January 1, 2002
PERIOD-END . . . . . . . .  June 30, 2002
EXCHANGE-RATE. . . . . . .  N/A
CASH . . . . . . . . . . .  $            3,024
SECURITIES . . . . . . . .                   -
RECEIVABLES. . . . . . . .                   -
ALLOWANCES . . . . . . . .                   -
INVENTORY. . . . . . . . .                   -
CURRENT-ASSETS . . . . . .                   -
PP&E . . . . . . . . . . .                   -
DEPRECIATION . . . . . . .                   -
TOTAL-ASSETS . . . . . . .               3,024
CURRENT-LIABILITIES. . . .               7,631
BONDS. . . . . . . . . . .                   -
PREFERRED-MANDATORY. . . .                   -
PREFERRED. . . . . . . . .                   -
COMMON . . . . . . . . . .              45,390
OTHER-SE . . . . . . . . .             (49,997)
TOTAL-LIABILITY-AND-EQUITY               3,024
SALES. . . . . . . . . . .                   -
TOTAL-REVENUES . . . . . .                   -
CGS. . . . . . . . . . . .                   -
TOTAL-COSTS. . . . . . . .                   -
OTHER-EXPENSES . . . . . .              49,997
LOSS-PROVISION . . . . . .                   -
INTEREST-EXPENSE . . . . .                   -
INCOME-PRETAX. . . . . . .                   -
INCOME-TAX . . . . . . . .                   -
INCOME-CONTINUING. . . . .                   -
DISCONTINUED . . . . . . .                   -
EXTRAORDINARY. . . . . . .                   -
CHANGES. . . . . . . . . .                   -
NET-INCOME . . . . . . . .             (49,997)
EPS-BASIC. . . . . . . . .                   -
EPS-DILUTED. . . . . . . .                   -





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